UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       HERRON, HAROLD F.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
    December 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |129,999            |D (a) |                           |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |2,895              |I (b) |By Wife                    |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|12/31/|A   | |3,691             |A  |NIL        |27,855             |I (c) |ESOP Benef.                |
tock                       |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|12/31/|A   | |15,579            |A  |NIL        |128,626            |I (d) |Relatives' ESOP            |
tock                       |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |155,811            |I (e) |ESOP Trustee               |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |7,600              |I (f) |Custodial                  |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |125,556            |I (g) |By Plateau                 |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 Par Value Common S|N/A   |    | |NONE              |   |N/A        |1,581              |I (h) |By NWG                     |
tock                       |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
 Stock Option (Right t|$2.875/s|     |    | |           |   |12/04|09/25|Common Stock|34,782 |       |34,782      |D  |            |
o Buy) (i)            |h       |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$2.00/sh|     |    | |           |   |12/04|09/25|Common Stock|40,218 |       |40,218      |D  |            |
o Buy) (i)            |        |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$2.40/sh|     |    | |           |   |01/10|01/09|Common Stock|67,400 |       |67,400      |D  |            |
o Buy) (i)            |        |     |    | |           |   |/01  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$3.90/sh|     |    | |           |   |12/07|12/06|Common Stock|100,000|       |100,000     |D  |            |
o Buy) (j)            |        |     |    | |           |   |/01  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option (Right t|$2.25/sh|     |    | |           |   |08/08|12/07|Common Stock|97,000 |       |97,000      |D  |            |
o Buy) (j)            |        |     |    | |           |   |/02  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Attachment to Form 4 dated April 9,
2003
(a) Consists of 47,986 shares held directly by the Reporting Person, 11,000 shares held in an Individual
Retirement Account for the benefit of the Reporting Person; 18,900 shares ad 52,113 shares subject to forfeiture.
 The 18,900 shares issued under the USEG Restriction Stock Bonus Plan, are deemed "earned out" by the
Reorting Person: (i) if he is continuously employed by USEG until he retires;
(ii) if he becomes disabled; (iii) upon
his death, or (iv) if the shares are claimed within three years following the occurrence of (i), (ii) or (iii). The 52,113 shares, issued under the 1996 Stock Award program, vest at the rate of 20% each year over a five year period and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 61,013 shares. The shares do not come under the control of the Reporting Person until termination of employment. The total number of shares is presently reported; distributions to the Reporting Person will not be separately reported. The acquisitions of the shares by the Reporting Person from both the Bonus Plan and the Award Program are exempt under Rule
16b-3.
(b)   Consists of shares held directly by the Reporting Person's wife.
(c) Consists of shares held in the U.S. Energy Corp. Employee Stock Ownership Plan ( the "ESOP") in an account established for the benefit of the Reporting Person. The transaction date (12/31/02) reflects USEG's fiscal year end date, which date is used to determine the total number of shares contributed to the ESOP, however, the individual contribution amounts are not available until after audit of the company's payroll.
(d) Consists of shares held in ESOP accounts established to benefit members of the Reporting Person's
"immediate family", as that term is defined in Rule 16 a-1(e), in accordance with Rule 16a-8(b)(2). The transaction date (12/31/02) reflects USEG's fiscal year end date, which date is used to determine the total number of shares contributed to the ESOP, however, the individual contribution amounts are not available until after audit of the company's
payroll.
(e) Consists of shares held in the ESOP which are not allocated to accounts established for the benefit of specific plan participants. The Reporting Person, as an ESOP Trustee, exercises the voting powers with respect to such unallocated shares.
(f) Consists of shares indirectly held by the Reporting Person through his minor children. The Reporting Person is Custodian over 3,000 shares, while his brother-in-law, Mark J. Larsen, is Custodian over 4,600 shares for the children under the Wyoming Uniform Transfers to Minors
Act.
(g) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The
Reporting Person is an officer and director of both USEG and Plateau. The Reporting Person is not a controlling shareholder of Plateau, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Plateau, under Rule
16a-1(a)(2)(iii).
(h) Consists of shares held by Northwest Gold, Inc. ("NWG"), a subsidiary of USEG. The Reporting Person is an officer and director of both USEG and NWG. The Reporting Person is not a controlling shareholder of NWG, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by NWG, under Rule
16a-1(a)(2)(iii).
(i) Stock options granted under the Issuer's 1998 Incentive Stock Option Plan, and exempt under Rule 16b-3.
(j) Stock options granted under the Issuer's 2001 Incentive Stock Option Plan, and exempt under Rule 16b-3.
NOTE:    Pursuant to SEC Rule 16a-1(a)(2), information on Plateau and NWG is not required, however, Registrant
has
undertaken
              comprehensive disclosure and reports shares held by Plateau and NWG as indirectly owned by the
Reporting
Person.
              The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes
b, d, e, f, g and
h.
SIGNATURE OF REPORTING PERSON
   /s/   HAROLD F. HERRON
DATE
   April 9, 2003